SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, December 8, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

At.:       Superintendent of Company Relations – SEP

Company Oversight Department 1 – GEA-1

Ref.: Official Letter 365/2023/CVM/SEP/GEA-1 - BRASKEM - Request for clarification on media report

Dear Sirs,

We refer to Official Letter 365/2023/CVM/SEP/GEA-1 ("Official Letter"), dated December 7, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Dear Sirs,

1. We refer to the news published on this date in the newspaper Correio Braziliense, Brazil section, under the title: “City Hall wants to reopen agreement with Braskem", which contains the following statements:

Maceió City Hall requested, yesterday, that negotiations with Braskem regarding compensation be reopened due to the inclusion of the Bom Parto neighborhood in the risk monitoring area. In July, the municipal administration closed an agreement of R$1.7 billion with the mining company that provides for compensation for property damage caused by the sinking of an area in the capital of Alagoas and future losses due to the effects caused by the environmental problem.

The city hall's letter asking for the reopening of negotiations was sent to Braskem on Tuesday. Signed by the municipality's attorney general, João Lobo, the proposal aims to evaluate a complement to the compensation.

2. In view of the above, we determine that you clarify whether the news is true, and, if so, explain the reasons why you understood that it is not a material fact, as well as comment on other information considered important on the topic.”

1

In this regard, Braskem (“Braskem” or “Company”) confirms that it has entered into an agreement with the Municipality of Maceió (“Global Agreement”) for the payment of R$1.7 billion, which establishes the indemnity, compensation and full reimbursement from the Municipality of Maceió in relation to any and all pecuniary and non-patrimonial damages incurred by it, according to the Material Fact released on July 21, 2023.

Additionally, the Company confirms that correspondence was received from the Municipality of Maceió, with the request to initiate discussions related to possible damages to the Municipality due to the publication, by the Civil Defense, of version 5 of the map of lines and priority actions. This is an initial approach, which is why a Material Fact was not disclosed. The Company is evaluating such correspondence and will respond in a timely manner.

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, December 8, 2023.

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.